UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 12, 2024

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 5. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On September 12, 2024, the managers of Phoenix Capital Group Holdings, LLC (the “Company”), in consultation with management, concluded that the Company’s previously issued audited consolidated financial statements for the fiscal year ended December 31, 2022 (the “2022 Audited Financial Statements”) contained in the Company’s Annual Report on Form 1-K for that year, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, should no longer be relied upon due to certain errors in the 2022 Audited Financial Statements as addressed in Financial Accounting Standards Board Accounting Standards Codification Topic 250. The Company previously filed its Annual Report on Form 1-K for the fiscal year ended December 31, 2023 (the “2023 Form 1-K”) with the SEC on April 30, 2024, which filing contained corrected financial information for the fiscal year ended December 31, 2022 as part of the 2023 PCAOB Financials (as defined below). Accordingly, the Company intends to amend the 2023 Form 1-K (the “Restated Filing”) as soon as reasonably practicable to reflect that the Company is restating the 2022 Audited Financial Statements.

As previously disclosed, on December 4, 2023, the Company’s management determined that Ramirez Jimenez International CPAs (the “Current Auditor”) would serve as the Company’s principal accountant to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2023 in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB,” and such financial statements, the “2023 PCAOB Financials”). As such, the Company also engaged the Current Auditor to prepare the Company’s audited financial statements as of and for the year ended December 31, 2022 included in the 2023 Form 1-K in accordance with the standards of the PCAOB (such financial statements, the “2022 PCAOB Financials” and, together with the 2023 PCAOB Financials, the “PCAOB Financials”). The 2022 Audited Financial Statements were audited by the Company’s former auditors, Cherry Bekaert LLP (the “Former Auditor”), in accordance with generally accepted auditing standards in the United States (“GAAS”), as permitted for financial statements to be included in an offering circular for a Tier 2 offering pursuant to Regulation A (“Regulation A”) under the U.S. Securities Act of 1933, as amended. Although Form 1-K permits an issuer to include in such form financial statements audited in accordance with GAAS, the Company was permitted, and elected, under Regulation A to file the PCAOB Financials with its 2023 Form 1-K rather than have the Company’s financial statements as of and for the year ended December 31, 2023 audited separately under GAAS. In connection with the Current Auditor’s audit of the PCAOB Financials, the Company and the Current Auditor determined that there were errors in the 2022 Audited Financial Statements, including errors relating to the recognition of depletion in the appropriate periods, and corrected those errors in the 2022 PCAOB Financials.

The Company’s managers have discussed with the Current Auditor and the Former Auditor the matters disclosed in this filing pursuant to this Item 5.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 1-U (this “Form 1-U”) contains certain “forward-looking” statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” “guidance,” or other similar words or expressions. These forward-looking statements include, among others, the anticipated filing of the Restated Filing, the financial statements to be restated, and the filings in which such restated financial statements will appear. These forward-looking statements are based on the Company’s current assumptions, expectations, and beliefs and are subject to numerous risks, including, among other things, risks related to the timely completion of the Restated Filing; the risk that additional information may become known prior to the expected filing with the SEC of the Restated Filing or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements, which could be material, or delay the filing of the corrected or future periodic reports with the SEC; the risk of identification of errors in the Company’s financial reporting in the future that require the Company to restate previously issued financial statements, which may subject the Company to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of the Company’s financial statements; and those risks set forth under the caption “Risk Factors” in the Company’s most recent filings with the SEC. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this Current Report. Further information on these and other factors that could affect the Company’s financial results and the forward-looking statements in this Current Report is included in the Company’s filings with SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager
Date:	September 18, 2024